Mail Stop 4561

April 22, 2008

VIA USMAIL and FAX (201) 843-2198

Mr. Joseph Macnow
Chief Financial Officer
Alexander's Inc.
210 Route 4 East
Paramus, New Jersey 07652

>   **Re: Alexander's Inc.**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed on February 25, 2008**
>   **File No. 001-6064**

Dear Mr. Joseph Macnow:

     We have reviewed your response letter dated April 10, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.   We note that your response has been submitted and signed by your counsel. Please provide on a separate letter from and signed by an officer of, the Company a statement acknowledging that:
    - The company is responsible for the adequacy and accuracy of the disclosures in the filings;
    - Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements and Notes

Note 10 – Commitments and Contingencies

Environmental Remediation, page 50

2.   It is not clear from your response that you have concluded that the remediation costs
        were determined to be appropriately capitalizable because the acquired land, on a stand-
        alone basis exclusive of the subsequent development and construction activities, was
        improved as a result of the remediation expenditures as compared to the condition of the
        land when acquired. Please clarify whether this is or is not the case. Additionally, the
        disclosure included in Note 10 states that the damages sought by the independent
        contractor were based on costs incurred plus interest and legal fees. Please confirm to us
        that the $1.1 million includes only costs directly attributable to the remediation.

Note 11 – Stock Options and Stock Appreciation Rights

Stock Appreciation Rights, page 52

3.   We have read your response to comment three and it appears that you value your awards
        using the intrinsic value as defined in Appendix E of SFAS 123R. While observable
        market prices should be used as *the basis* for the fair value measurement of equity, per
        paragraph 22 of SFAS 123R the fair value of stock-based compensation includes both the
        intrinsic value and the time value of the award. Please clarify how your analysis included
        this concept. Also refer to paragraphs B136-B139 of SFAS 123R.

                                        * * * *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        You may contact Jaime G. John, at (202) 551-3446 or me, at (202) 551-3498 if you have
questions.

                                                Sincerely,

                                                Linda Van Doorn
                                                Senior Assistant Chief Accountant